Pet & Tie, Inc.
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2017	For the Period October 31, 2016 (Inception) to December 31, 2016
Revenue	$ 1,500	$ -
Expenses:		
Rent	1,464	
Dues & subscriptions	660	
Office expenses	435	
Contractors	30,205	39,984
Insurance	2,882	
Travel	1,425	
Legal & professional	2,200	
Meals & entertianment	767	
Marketing	31,410	
Software	3,910	
Development	12,514	
Bank fees	(319)	
regulatory fees	400	
Total expenses	87,953	39,984
Other expense - interest	38	
Net income	$ (86,491)	$ (39,984)